Exhibit 99.1

News Release #26/2012
2012-05-25

Baja Mining Receives Request for Arbitration from Louis Dreyfus

Vancouver, May 24, 2012 – Baja Mining Corp. (TSX:BAJ - OTCQX: BAJFF) announces that it has been advised by Louis Dreyfus Commodities Metals Suisse, S.A. (“LDCMS”) that LDCMS has filed a Request for Arbitration with the London Court of International Arbitration pursuant to section 7.2 of the September 28, 2010 Convertible Cost Overrun Facility Agreement between Baja and LDCMS (the “COF”). In its Request for Arbitration, LDCMS seeks among other relief, a declaration that the COF is terminated and damages. The Company believes LDCMS’s claims are without merit, and will defend the claims vigorously.

The COF is a US$35 million equity cost overrun facility agreed to with LDCMS in the form of an irrevocable letter of credit. Should the Company utilize this equity cost overrun facility, LDCMS will be issued common shares of the Company to the equivalent value of the amounts drawn under the facility, based on a value of Cdn$1.10 per common share, translated at the prevailing exchange rate.

For further information please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.

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